UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number: 001-35216

UTSTARCOM HOLDINGS CORP.

Level 6, 28 Hennessy Road,

Admiralty

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐          No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UTSTARCOM HOLDINGS CORP.

Date: August 13, 2019	By:	/s/ Eric Lam
Name: Eric Lam
Title: Vice President, Finance

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release regarding UTStarcom Reports Unaudited Financial Results for the Second Quarter of 2019

Exhibit 99.1

UTStarcom Reports Unaudited Financial Results for Second Quarter 2019

Hong Kong, August 13, 2019— UTStarcom (“UT” or “the Company”) (NASDAQ: UTSI), a global telecommunications infrastructure provider, today reported its unaudited financial results for the second quarter ended June 30, 2019.

UTStarcom’s Chief Executive Officer Mr. Tim Ti commented," Second quarter played out largely as expected.  Revenue met our expectations, and gross margin improved by 10 percentage points from a year ago, attributable to product and geographic mix.  We continued to make solid operating progress in the last several months.  Laboratory evaluations of our latest 5G optical backhaul solution by a major China carrier are progressing well.  Test results are encouraging, which exceed the benchmark.  Our goBox smart vending machine and modules are gaining traction, as we continue to see strong interest from China and multiple international markets.  Furthermore, we introduced a couple of advance SyncRing products to support the high end-to-end network time synchronization accuracy requirement.”

Ti continued, “Innovation is our strength and we are focused on investing in R&D to develop new products that capitalize on important new technology trends. Our team is executing to plan and we are pleased with the progress.  As we look ahead to the remainder of the year, we are excited about our business opportunities particularly related to the 5G transition."

Business Highlights

•

Update on 5G Transport Network Opportunity with a Major Mobile Carrier in China.  UTStarcom is collaborating with a partner to develop critical 5G transport network technologies to support the 5G migration in China.  The Company is leveraging its expertise in optical backhaul technology to develop state-of-the-art 5G products.  Laboratory evaluations by a major China carrier are progressing well and the test results exceeded the required benchmark.

•

Product Introduction at Softbank World 2019.  In July 2019, UTStarcom participated in the SoftBank World 2019 Exhibition and Conference in Tokyo, where the Company introduced the SyncRing XBC340 and SyncRing XBC341, the latest additions to its SyncRing family of network synchronization equipment.  UTStarcom’s Senior Vice President of Product & Technology, Mr. Steven Chen delivered a keynote speech on the topic of “Packet Network Evolution Strategies for the 5G Era”, discussing the growing transport network size and complexity driven by the 5G migration and other networking applications.

•

goBox Ramp Continues.  UTStarcom continues to penetrate the “Unattended Retail” market in China with its goBox smart vending machine and modules.  Outside of the domestic market, the Company is also seeing strong interest for this latest smart retail product offering in international markets.

Second Quarter 2019 Financial Results

Summary of Q2 2019 Key Financials

	Q2 2019	Y/Y Change*	Q/Q Change*
Revenue	$13.9	-51.3%	-43.6%
Gross Profit	$5.0	-32.7%	-28.0%
Operating Expenses	$7.1	+1.6%	-2.2%
Operating Loss	-$2.1	-$2.6	-$1.8
Net Income	$1.7	+$1.8	+$1.3
Basic EPS	$0.05	+$0.05	+$0.04
Cash Balance (including Restricted Cash)	$55.1	-31.5%	-14.0%

*Dollar comparisons are used where percentage comparisons are not meaningful

*All the numbers in U.S. Dollars are in million except EPS

Total Revenues

Q2 2019 total revenues were $13.9 million, compared to $28.5 million in the corresponding period of 2018.

•	Q2 2019 net equipment sales were $8.0 million, a decrease of 67% from $24.1 million in the corresponding period in 2018. The decrease was due to India’s uneven project revenue pattern.
•	Q2 2019 net services sales were $5.9 million, an increase of 35% from $4.4 million in the corresponding period in 2018. The increase was due to higher product related services revenue in India.

Gross Profit

Q2 2019 gross profit was $5.0 million, or 36.2% of net sales, compared to $7.5 million, or 26.2% of net sales, in the corresponding period in 2018.

•

Q2 2019 equipment gross profit was $2.6 million, compared to $6.2 million in the corresponding period in 2018.  Q2 2019 equipment gross margin was 32.5%, compared to 25.6% for the corresponding period in 2018.  The increase in gross margin was mainly due to favorable product mix.

•

Q2 2019 service gross profit was $2.4 million, compared to $1.3 million in the corresponding period in 2018.  Q2 2019 service gross margin was 41.1%, compared to 29.5% for the corresponding period in 2018.  The increased gross margin was mainly contributed from India.

Operating Expenses

Q2 2019 operating expenses were $7.1 million, compared to $7.0 million in the corresponding period in 2018.

•

Q2 2019 selling, general and administrative (“SG&A”) expenses were $3.1 million, compared to $4.2 million in the corresponding period in 2018. The decrease was mainly the result of lower employee benefit expenses.

•

Q2 2019 research and development expenses were $4.0 million, compared to $2.8 million in the corresponding period in 2018.  The increase reflected our continuing investment in 5G technologies and product development.

Operating Income (Loss)

Q2 2019 operating loss was $2.1 million, compared to operating income of $0.5 million in the corresponding period in 2018.

Interest Income, Net

Q2 2019 net interest income was $0.2 million, compared to $0.3 million in the corresponding period in 2018.

Other Income (Expense), Net

Q2 2019 net other income was $3.7 million, compared to net other expense of $0.3 million in the corresponding period in 2018.  The increase in other income was from an aged account payable write-off and a tax reserve adjustment exceeding statute of limitation, partially offset by a foreign exchange loss resulting from the depreciation of Renminbi against the U.S. dollar during the quarter.

Net Income (Loss)

Q2 2019 net income attributable to shareholders was $1.7 million, compared to net loss of $87,000 in the corresponding period in 2018.  Q2 2019 basic net income per share was $0.05, compared to $0.00 for the corresponding period in 2018.

Cash Flow

During Q2 2019, cash used in operating activities was $9.7 million, cash used in investing activities was $20,000, and cash used in financing activities was $0.6 million.  As of June 30, 2019, UTStarcom had cash, cash equivalent and restricted cash of $55.1 million.

Outlook

For the third quarter of 2019, the Company expects to generate revenue in the range of $13 to $17 million.  The Company’s quarterly revenue pattern is typically uneven due to the timing of large project fulfillment.

Second Quarter 2019 Conference Call Details

The Company’s management will host an earnings conference call at 5:00 p.m. U.S. Eastern Time on Tuesday, August 13, 2019 (5:00 a.m. Hong Kong/Beijing Time on Wednesday, August 14, 2019).

The conference call dial-in numbers are as follows:

United States: +1 (866) 519-4004

Canada: + 1 (866) 386-1016

Hong Kong: +852-3018-6771

China: 4006-208-038

Other International: +65 6713-5090

The attendee passcode is 3974939.

A replay of the call will be available approximately two hours after the conclusion and will remain available until September 13, 2019.

The conference call replay numbers are as follows:

United States: +1 (855) 452-5696

Hong Kong: 800-963-117

China: 4006-022-065

Other International: +61-2-8199-0299

The replay passcode for accessing the recording is 3974939.

Investors will also have the opportunity to listen to the live conference call and the replay over the Internet through the investor relations section of UTStarcom’s web site at: http://www.utstar.com.

About UTStarcom Holdings Corp.

UTStarcom is committed to helping network operators offer their customers the most innovative, reliable and cost-effective communication services.  UTStarcom offers high performance advanced equipment optimized for the most rapidly growing network functions, such as mobile backhaul, metro aggregation and broadband access.  UTStarcom is further leveraging its technology expertise to bring smart networked products to new applications, such as its goBox automated refrigerated dispenser for retail stores.  UTStarcom has operations and customers around the world, with a special focus on Japan and India.  UTStarcom was founded in 1991 and listed its shares on the Nasdaq Market in 2000 (symbol: UTSI).  For more information about UTStarcom, please visit http://www.utstar.com.

Forward-Looking Statements

This press release includes forward-looking statements, including statements regarding the Company’s strategic initiatives and the Company’s business outlook. These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially and adversely from the Company’s current expectations. These include risks and uncertainties related to, among other things, changes in the financial condition and cash position of the Company, changes in the composition of the Company’s management and their effect on the Company, the Company’s ability to realize anticipated results of operational improvements and benefits of the divestiture transaction, the ability to successfully identify and acquire appropriate technologies and businesses for inorganic growth and to integrate such acquisitions, the ability to internally innovate and develop new products, assumptions the Company makes regarding the growth of the market and the success of the Company’s offerings in the market, and the Company’s ability to execute its business plan and manage regulatory matters. The risks and uncertainties also include the risk factors identified in the Company’s latest annual report on Form 20-F and current reports on Form 6-K as filed with the Securities and Exchange Commission. The Company is in a period of strategic transition and the conduct of its business is exposed to additional risks as a result. All forward-looking statements included in this press release are based upon information available to the Company as of the date of this press release, which may change, and the Company assumes no obligation to update any such forward-looking statements.

For investor and media inquiries, please contact:

UTStarcom Holdings Corp.

Tel: +852-3951-9757

Ms. Fei Wang, Director of Investor Relations

Email: fei.wang@utstar.com

Ms. Ning Jiang, Investor Relations

Email: njiang@utstar.com

In the United States:

The Blueshirt Group

Mr. Ralph Fong

Tel: +1 (415) 489-2195

Email: ralph@blueshirtgroup.com

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Balance Sheets

	June 30,	December 31,
	2019	2018
	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$39,932	$57,049
Short-term investments	41	—
Accounts and notes receivable, net	85,266	60,666
Inventories and deferred costs	8,895	26,837
Short-term restricted cash	10,774	8,827
Prepaid and other current assets	21,436	6,776
Total current assets	166,344	160,155
Long-term assets:
Property, plant and equipment, net	1,200	1,258
Operating lease right-of-use assets, net	2,086	—
Long-term restricted cash	4,390	7,823
Other long-term assets	8,210	8,199
Total long-term assets	15,886	17,280
Total assets	$182,230	$177,435

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$54,478	$50,757
Customer advances	1,177	561
Deferred revenue	1,125	968
Other current liabilities	14,399	17,507
Operating lease liabilities, current	910	—
Total current liabilities	72,089	69,793
Long-term liabilities:
Long-term deferred revenue and other liabilities	4,062	5,476
Operating Lease liabilities, non-current	1,200	—
Total liabilities	77,351	75,269

Total equity	104,879	102,166
Total liabilities and equity	$182,230	$177,435

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Operations

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
	(In thousands, except per share data)
Net sales	$13,908	$28,536	38,562	$51,126
Cost of net sales	8,877	21,059	26,548	34,503
Gross profit	5,031	7,477	12,014	16,623
	36.2%	26.2%	31.2%	32.5%
Operating expenses:
Selling, general and administrative	3,087	4,225	6,983	8,120
Research and development	4,008	2,760	7,368	5,703
Total operating expenses	7,095	6,985	14,351	13,823

Operating Income (loss)	(2,064)	492	(2,337)	2,800

Interest income, net	231	324	587	798
Other income (expense), net	3,724	(315)	4,754	(332)
Equity pick up of losses of an associate	—	(148)	—	(148)
Income before income taxes	1,891	353	3,004	3,118
Income taxes benefit (expenses)	(169)	(440)	(880)	826
Net Income (Loss) attributable to UTStarcom Holdings Corp.	$1,722	$(87)	$2,124	$3,944

Net Income (Loss) per share attributable to UTStarcom Holdings Corp.—Basic	$0.05	$(0.00)	$0.06	$0.11
Weighted average shares outstanding—Basic	35,558	35,740	35,530	35,744

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (Loss)	$1,722	$(87)	$2,124	$3,944
Depreciation	187	184	327	372
Provision for doubtful accounts	234	491	1,260	543
Recovery of deferred costs	—	(1,775)	—	(1,754)
Stock-based compensation expense	378	198	757	400
Net gain on disposal of assets	(5)	(31)	(5)	(31)
Gain on release of tax liability due to expiration of the statute of limitations	(1,128)	—	(1,128)	—
Deferred income taxes	(16)	105	4	24
Loss from equity investments, net	—	148	—	148
Gain on write-off long-term account payable due to expiration of the statute of limitations	(3,161)	—	(3,161)	—
Changes in operating assets and liabilities	(7,879)	(12,892)	(18,308)	(22,412)
Net cash used in operating activities	(9,668)	(13,659)	(18,130)	(18,766)

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment	—	—	(296)	(221)
Purchase of investment interests	—	(1,771)	—	(1,771)
Purchase of short-term investments	(20)	—	(41)	—
Proceeds from sale of short term investment	—	—	—	3,143
Net cash provided by (used in) investing activities	(20)	(1,771)	(337)	1,151

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options	56	48	56	71
Repurchase of ordinary share	(642)	(1,135)	(850)	(1,135)
Net cash used in financing activities	(586)	(1,087)	(794)	(1,064)
Effect of exchange rate changes on cash and cash equivalents	1,282	(1,891)	658	(1,527)
Net decrease in cash and cash equivalents	(8,992)	(18,408)	(18,603)	(20,206)
Cash, cash equivalents and restricted cash at beginning of period	64,088	98,888	73,699	100,686
Cash, cash equivalents and restricted cash at end of period	$55,096	$80,480	$55,096	$80,480